

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 13, 2021

Raymond Firth
Chief Executive Officer
Findit, Inc.
5051 Peachtree Corners Circle #200
Peachtree Corners, GA 30092

> **Re: Findit, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed April 28, 2021**
> **File No. 333-254128**

Dear Mr. Firth:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 7, 2021 letter.

Amendment No. 1 to S-1 filed April 28, 2021

Description of Business
Number of Members on Social Sites, page 32

1. We note your response to prior comment 4 regarding your discussion of social media websites in your filing. Please revise to disclose that you have no relationships with the social media companies listed and that, as you indicate in your response, you included the discussion in the filing to show how risky the competitive landscape is for Findit.

Certain Relationships and Related Transactions, page 44

2. We note your response to prior comment 9 that you had no other related parties other than renting space from Holly Andrews and building the Classworz.com website. Please

explain why the other related parties you disclose in Note 6 of your financial statements are not related party transactions that are required to be disclosed pursuant to Item 404 of Regulation S-K. For example, you note that you paid automobile expenses to one shareholder and "labor costs" to another shareholder.

Financial Statements
Statement of Cash Flows, page F-4

3.   We note that cash flows from financing activities during 2020 include $248,000 of proceeds from the sale of common stock. In Note 3, however, you reported that you issued 4,000,000 shares valued at $248,000 to Empire Associates in exchange for marketing and investor relations services (thus, a non-cash transaction). Additionally, cash proceeds disclosed in Note 6 (related parties) and Sales of Unregistered Securities on page II-2 do not sum up to total proceeds of $177,240 from the the sale of common stock in 2019 as reported in the Statements of Cash Flows. Please revise your presentation and disclosures as appropriate.

You may contact Kathryn Jacobson, Senior Staff Accountant, at 202-551-3365 or Robert Littlepage, Accounting Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney at 202-551-3297 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Thomas C. Cook, Esq.